SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 1 2007
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION

07002935

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25581

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lafferty R F & Co. Inc
R.F. Lafferty & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Broad Street 26th Floor
(No. and Street)

New York, New York 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Henry Hackel (212) 293-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.L. Wellen LLC
(Name – *if individual, state last, first, middle name*)

880 Bergen Avenue Suite 801 Jersey City, NJ 07306
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry Hackel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.F. Lafferty & Co., Inc. of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HOLLY BEGLEY
Notary Public, State of New York
No. 01BE6084861
Qualified in Queens County
Commission Expires Dec. 16, 2010

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. F. LAFFERTY & CO. INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2006

A. L. Wellen LLC

R.F. LAFFERTY & CO., INC

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006

CONTENTS

A. L. Wellen LLC

A.L. Wellen LLC
880 Bergen Avenue Suite # 801
Jersey City, NJ 07306-4310

Phone: (201) 653-2181
Fax: (201) 653-7266

Independent Auditor's Report

Board of Directors and Stockholders
R.F. Lafferty & Co., Inc.
80 Broad Street 26th Floor
New York, NY 10004

I have audited the accompanying statement of financial condition of R.F Lafferty & Co., Inc. as of December 31, 2006, and the related statements of income, cash flows, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors for the twelve months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted the audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.F Lafferty & Co., Inc. as of December 31, 2006, and the results of their operations and their cash flows for the twelve months then ended in conformity with generally accepted accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A.L. Wellen LLC
A.L. Wellen LLC

Jersey City, New Jersey
February 12,2007

R.F. LAFFERTY & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash & Cash Equivalents		$ 314,148
Commissions receivable		398,282
Due from Brokers & Dealers		657,693
Securities owned by firm at market value		500
Prepaid Expenses		5,963
Unexpired insurance		13,577
Loans Receivable		93,300
Security Deposits		50,129
Fixed assets (net of Depreciation of $ 309,057)		101,758
TOTAL ASSETS		$1,635,350

LIABILITIES & STOCKHOLDER'S EQUITY

LIABILITIES

Commission payable		$ 32,901
Expenses Payable		318,523
Securities sold-not yet purchased		37,464
TOTAL LIABILITIES		$ 388,888

STOCKHOLDER'S EQUITY

Capital Stock- Common		
1,000 shares authorized 200 shares issued	$ 25,000	
Additional Paid in Capital	483,000	
Retained Earnings	304,128	
Undistributed Profit	434,334	
TOTAL STOCKHOLDER'S EQUITY		1,246,462
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY		$1,635,350

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

R.F LAFFERTY & CO., INC.
STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006

REVENUE			
Commissions & Fees			$ 6,604,032
Rental Income			12,120
Trading –profit realized	$ 34,649		
- unrealized	7,748		42,397
Dividend & Interest Income			53,742
TOTAL REVENUE			$ 6,712,291
EXPENSES			
Clearing charges, commissions & fees		$ 1,011,763	
Employee compensation & related expenses		4,295,958	
Interest		2,802	
Depreciation		23,346	
Occupancy		265,702	
Communications		282,868	
Advertising and Promotion		36,898	
Other expenses per schedule		584,449	
TOTAL EXPENSES			6,503,786
NET PROFIT FOR THE PERIOD BEFORE INCOME TAXES			$ 208,505
N.Y. State Corporate tax		$ -0-	
N.Y. City Corporate tax		25,000	25,000
NET PROFIT FOR THE PERIOD			$ 183,505

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

A. L. Wellen LLC

R.F LAFFERTY & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 183,505
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Depreciation	$ 23,346	
Decrease in commission receivable	55,159	
Increase receivables from brokers & dealers	(345,959)	
Increase in securities owned by the firm	(500)	
Increase loans receivable	(26,700)	
Increase in unexpired insurance	(941)	
Increase in security deposits	(159)	
Decrease in prepaid expenses & taxes	23,980	
Decrease in expenses payable	(32,289)	
Increase in commission payable	69,748	
Increase in securities sold – not yet purchased	27,280	
Decrease in officer's loan	(100,000)	
TOTAL ADJUSTMENTS		(307,035)
Net cash provided by operating activities		$ (123,530)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures – Purchase of fixed assets	$(40,734)	
Net cash provided by investing activities		(40,734)
Net cash provided by financing activities		None
		$ (164,264)
Cash and cash equivalents January 1, 2006		478,412
Cash and cash equivalents December 31, 2006		$ 314,148

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

R.F. LAFFERTY & CO., INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE TWELVE MONTHS ENDED DECEMBER 31 , 2006

COMMON STOCK	$ 25,000
Total January 1, 2006	
Changes for the period- January 1, 2006	
To December 31, 2006	none
COMMON STOCK – DECEMBER 31, 2006	$ 25,000
RETAINED EARNINGS	
Total January 1, 2006	$ 304,128
Changes for the period – January 1, 2006	
to December 31,2006	none
RETAINED EARNINGS – DECEMBER 31, 2006	$ 304,128
UNDISTRIBUTED PROFIT	
Total January 1, 2006	$ 250,829
Net Profit for the period January 1, 2006	183,505
December 31, 2006	$ 434,334
LESS DISTRIBUTED TO SHAREHOLDER	-0-
UNDISTRIBUTED profit – DECEMBER 31, 2006	$ 434,334
ADDITIONAL PAID IN CAPITAL	
Total January 1, 2006	$ 483,000
Changes for the period January 1, 2006	
to December 31, 2006	none
ADDITIONAL PAID IN CAPITAL	
December 31, 2006	$ 483,000

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

R.F. LAFFERTY & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006

Total January 1, 2006	none
Changes for the period – January 1, 2006 to December 31, 2006	none
TOTAL SUBORDINATED LIABILITIES – DECEMBER 31, 2006	none

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

R.F. LAFFERTY & CO., INC.
NOTES TO FINANCIAL STATEMENTS
TWELVE MONTHS ENDED DECEMBER 31, 2006

GENERAL INFORMATION

R. F. LAFFERTY & CO. INC. is a corporation organized under the laws of the state of New York. It's principal form of revenue are fees from customers buying and selling securities.

The firm is a registered broker/dealer in securities under the Securities & Exchange Act of 1934 and are members of the American Stock Exchange, The National Association of Securities Dealers and the Securities Investor Protection Corporation.

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. The financial statements are presented on a settlement date basis which does not differ materially from trade date basis.

In preparing financial statements, management makes estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent; however, actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements have been prepared in accordance with generally accepted accounting principles.

Securities owned or sold but not yet purchased are stated at market with unrealized gains and losses reflected in income.

NOTE 2 - FURNITURE AND EQUIPMENT

Depreciation is computed using various methods over the assets estimated useful lives.

NOTE 3 - Pension and profit sharing plans were established in 1980. The balance as of December 31, 2006, was $ 4,860,237 $ 249,501 has been expensed as of December 31, 2006. Twenty five employees were participants in the plans. No contributions were made to the profit sharing plan. The pension plan is a defined contribution plan, 10% of the salaries of all eligible employees are contributed annually.

NOTE 4 - LEASE COMMITMENTS

The lease on the premises at 80 Broad Street New York NY runs through April 30, 2008.

Fixed Rent Obligation

-2007	$ 237,762
-2008	$ 80,898

NOTE 5 - INCOME TAXES

On November 1, 1988 the company elected to be taxed as a subchapter S Corporation. No income tax provision was made in the financial statements for federal corporate taxes as the shareholder will report his share of corporate net income on his individual tax returns.

NOTE 6 - RULE 15c 3-3

It is the Company's intention to operate as an introducing broker, by clearing all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmitting all customer funds and securities to the clearing broker. Accordingly, the Company is exempt from the requirements of Rule 15c 3-3.

R.F. LAFFERTY & CO., INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
TWELVE MONTHS ENDED DECEMBER 31, 2006

NOTE 7 - SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

Cash and cash equivalent are cash in checking accounts and in a money market account. The company paid $ 2,802 in interest during the twelve months ended December 31, 2006.

NOTE 8 - GENERAL INFORMATION

At December 31, 2006 the firm's aggregate indebtedness and net capital were $ 351,424and $ 966,034 respectively, a ratio of ..36 to one. The minimum required net capital was $ 100,000. A copy of the firm's Financial Statements as at December 31, 2006 is available for inspection at the firm's office or at the Regional Office of the Securities & Exchange Commission.

SCHEDULE I

R.F. LAFFERTY & CO., INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c 3-1
AS AT *DECEMBER 31, 2006*

Stockholders' Equity- per statement of Financial Condition		$ 1,246,462
CAPITAL REDUCTIONS		
Fixed assets (net of depreciation)		
Loans receivable	$ 101,758	
Commissions Receivable	93,300	
Due from broker	10,006	
Unexpired insurance	13,577	
Prepaid expenses & taxes	5,963	
Security deposits	50,129	
Securities *reduction- haircuts*	5,695	
TOTAL CAPITAL REDUCTIONS		280,428
NET CAPITAL		$ 966,034
Minimum net capital required		100,000
EXCESS NET CAPITAL		$ 866,034
ITEMS OF AGGREGATE INDEBTEDNESS		
Commission payable	$ 32,901	
Expenses Payable	318,523	
TOTAL ITEMS OF INDEBTEDNESS		$ 351,424
Percentage of aggregate indebtedness to net capital		36.37%

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FIFNANCIAL STATEMENTS

SCHEDULE II

R.F. LAFFERTY & CO., INC.
RECONCILIATION OF FOCUS REPORT WITH
FINANCIAL STATEMENTS
DECEMBER 31, 2006

Net Capital – per computation of Net Capital December 31, 2006 on the audited report.	$ 966,034
NET CAPITAL PER FOCUS REPORT DECEMBER 31,2006	$ 966,034

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

SCHEDULE III

R.F. LAFFERTY & CO., INC
SCHEDULE OF OTHER EXPENSES
FOR THE TWELVE MONTHS ENDED DECEMBER 31 2006

OTHER EXPENSES

Professional fees	$	32,583
Insurance		24,882
Office Expense, supplies, printing, postage & delivery		51,628
Seminars & Education		5,149
Travel, entertainment & auto		174,640
Outside services		185,046
Registration, Exchange Fees & Licenses		65,705
Error & Bad debt expenses		21,215
Publication and Dues		23,127
Bank Charges		474
TOTAL	$	584,449

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

I, the President of R.F. Lafferty & Co. Inc. , 80 Broad Street, New York, NY 10004, hereby attest that the Financial Statements and Operational Reports as at December 31, 2006 submitted by A. L. Wellen LLC 880 Bergen Avenue, Suite #801, Jersey City, NJ 07306, have been or will be made available to all members of our organization.

Henry Hackel

ATTESTED BY:

A. L. Wellen LLC

A. L. WELLEN LLC

STATE OF NEW YORK]
CITY OF NEW YORK] SS:
BOROUGH OF MANHATTAN]

Henry Hackel, being sworn according to law, deposes and says:

I am the president of R.F. Lafferty & Co. Inc., 80 Broad Street, New York , NY 10004.

The report submitted by A.L. Wellen LLC as at December 31, 2006 showing a Statement of Financial Condition, Statement of Income and Expenses, Statement of Cash Flows, Statement of changes in Liabilities Subordinated to Claims of General Creditors, *and all other supporting schedules, is true and correct to the best of my knowledge* and belief.

HENRY HACKEL

Subscribed and sworn to before me

this 6th day of February 2007

HOLLY BEGLEY
Notary Public, State of New York
No. 01BE6084861
Qualified in Queens County
Commission Expires Dec. 16, 20 10

A. L. Wellen LLC
880 Bergen Avenue Suite # 801
Jersey City, NJ 07306

Phone: (201) 653-2181
Fax: (201) 653-7266

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

R.F. Lafferty & Co., Inc.
80 Broad Street
New York, NY 10004

In planning and performing the audit of the financial statements of R.F. Lafferty & Co. Inc., for the twelve months ended December 31, 2006, I considered its internal control structure, including procedures for safeguarding securities, in order to determine the auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by R.F. Lafferty & Co., Inc, that I considered relevant to the objectives stated in rule 17a 5 (g) (I) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the company (I) in making the quarterly securities examinations, counts. verifications and comparisons and the recordation of differences required by Rule 17a-13 or (II) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 14a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weakness a defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of R.F. Lafferty & Co., Inc. for the year ended December 31, 2006 and this report does not affect our report thereon dated February 12, 2007.

I have advised you of the limitations of the audit regarding the detection of fraud that is immaterial to the financial statements (including immaterial misappropriation of cash or other assets). I have offered to perform other agreed-upon procedures specifically designed to detect such immaterial fraud for an additional fee. Although you understand the limitation of my audit, you did not wish to engage me to perform any such additional procedures at this time.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

A L Wellen LLC

A. L. Wellen LLC
Jersey City, New Jersey

February 12, 2007

END